UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2016

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

84, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A.

Index

1. Summary of the 2016 First Quarter Business Report

2. Exhibit 99.1 KB Financial Group Review Report for the First Quarter of 2016 (Consolidated)

3. Exhibit 99.2 KB Financial Group Review Report for the First Quarter of 2016 (Separate)

Summary of 2016 First Quarter Business Report

On May 13, 2016, KB Financial Group Inc. (“KB Financial Group”) filed its business report for the first quarter of 2016 (the “Business Report”) with the Financial Services Commission of Korea and the Korea Exchange. This is a summary of the Business Report translated into English.

Except where indicated otherwise, financial information contained in this summary (and in the attached review report) have been prepared in accordance with the Korean equivalent of International Financial Reporting Standards (“K-IFRS”), which differ in certain important respects from generally accepted accounting principles in the United States.

All references to “KB Financial Group,” “we,” “us” or the “Company” are to KB Financial Group and, unless the context requires otherwise, its subsidiaries. In addition, all references to “Won” or “KRW” in this document are to the currency of the Republic of Korea.

1.	Introduction to the Company

1.1.	Business Purpose

KB Financial Group is a financial holding company that was established in September 2008. Its main business purpose is to hold shares in companies that are engaged in financial or related services, as well as govern and manage such companies. Its consolidated subsidiaries are primarily engaged in the banking business, as well as the credit card business, the financial investment business, the insurance business and other related businesses.

1.2.	History

•	September 26, 2008

Obtained final approval from the Financial Services Commission to establish a financial holding company

•	September 29, 2008

Establishment of the Company through a comprehensive stock transfer and listing on the New York Stock Exchange

•	October 10, 2008

Listing on the Korea Exchange

•	October 20, 2008

The largest shareholder of the Company changed from the Korean National Pension Service to ING Bank N.V.

•	October 31, 2008

The largest shareholder of the Company changed from ING Bank N.V. to the Korean National Pension Service

•	May 4, 2009

Added Kookmin Bank Cambodia PLC as a second-tier subsidiary

•	June 22, 2009

Added KB Life Insurance Co., Ltd., formerly a second-tier subsidiary, as a first-tier subsidiary

•	September 28, 2009

Added Burrill-KB Life Sciences Fund as a second-tier subsidiary

•	December 1, 2009

Added KB-Glenwood Private Equity Fund No.1 as a second-tier subsidiary

•	January 22, 2010

The largest shareholder of the Company changed from the Korean National Pension Service to ING Bank N.V.

•	July 6, 2010

Added KBIC No.3 PEF as a second-tier subsidiary

•	December 13, 2010

Added KoFC KBIC Frontier Champ 2010-5 PEF as a second-tier subsidiary

•	March 2, 2011

Added KB Kookmin Card Co., Ltd. as a first-tier subsidiary

•	March 14, 2011

KB Futures Co., Ltd. was merged into KB Investment & Securities Co., Ltd.

•	July 8, 2011

The largest shareholder of the Company changed from ING Bank N.V. to the Korean National Pension Service

•	November 12, 2011

Closed KB Investment & Securities Hong Kong Ltd.

•	January 13, 2012

Added KB Savings Bank Co., Ltd. as a first-tier subsidiary

•	May 11, 2012

Added KoFC POSCO HANWHA KB Shared Growth No. 2. Private Equity Fund as a second-tier subsidiary

•	June 8, 2012

Liquidated Burrill-KB Life Sciences Fund Ltd.

•	July 2, 2012

Added KoFC Value-up Private Equity Fund as a second-tier subsidiary

•	October 10, 2012

Added Kookmin Bank (China) Ltd. as a second-tier subsidiary

•	June 20, 2013

Acquired the remaining shares of KB Life Insurance Co., Ltd., which increased the Company’s shareholding to 100%

•	September 2, 2013

Added Yehansoul Savings Bank as a first-tier subsidiary

•	January 13, 2014

Yehansoul Savings Bank was merged into KB Savings Bank Co., Ltd.

•	March 20, 2014

Added KB Capital Co., Ltd. as a first-tier subsidiary

•	July 2, 2014

Added Korea GCC Global Cooperation Private Equity Fund as a second-tier subsidiary

•	June 24, 2015

Added KB Insurance Co., Ltd. as a non-consolidated first-tier subsidiary. With the addition of KB Insurance, KB Insurance’s six subsidiaries, KB Claims Survey & Adjusting Co., Ltd., KB sonbo CNS, Leading Insurance Services, Inc. (US subsidiary), LIG Insurance (China) Co., Ltd. (Chinese subsidiary), PT. Kookmin Best Insurance Indonesia (Indonesian subsidiary) and LIG Investment & Securities, were added as non-consolidated second-tier subsidiaries of KB Financial Group.

•	November 23, 2015

Acquired additional shares of KB Insurance, which increased the Company’s shareholding from 19.47% to 33.29%.

1.3.	Overview of the Business Group

(As of March 31, 2016)
Type	Name of Company	Controlling Company	Remarks
Holding Company	KB Financial Group	—	Listed

1st Tier Subsidiaries	Kookmin Bank	KB Financial Group	Not listed
	KB Insurance Co., Ltd.	KB Financial Group	Listed
	KB Kookmin Card Co., Ltd.	KB Financial Group	Not listed
	KB Investment & Securities Co., Ltd.	KB Financial Group	Not listed
	KB Life Insurance Co., Ltd.	KB Financial Group	Not listed
	KB Asset Management Co., Ltd.	KB Financial Group	Not listed
	KB Capital Co., Ltd.	KB Financial Group	Listed
	KB Savings Bank Co., Ltd.	KB Financial Group	Not listed
	KB Real Estate Trust Co., Ltd.	KB Financial Group	Not listed
	KB Investment Co., Ltd.	KB Financial Group	Not listed
	KB Credit Information Co., Ltd.	KB Financial Group	Not listed
	KB Data Systems Co., Ltd.	KB Financial Group	Not listed

2nd Tier Subsidiaries	Kookmin Bank Hong Kong Ltd.	Kookmin Bank	Not listed
	Kookmin Bank International Ltd.	Kookmin Bank	Not listed
	Kookmin Bank Cambodia PLC	Kookmin Bank	Not listed
	Kookmin Bank (China) Ltd.	Kookmin Bank	Not listed

	KB Claims Survey & Adjusting Co., Ltd.	KB Insurance	Not listed
	KB sonbo CNS	KB Insurance	Not listed
	LIG Investment & Securities Co., Ltd.	KB Insurance	Not listed
	Leading Insurance Services, Inc.	KB Insurance	Not listed
	LIG Insurance (China) Co., Ltd.	KB Insurance	Not listed
	PT. Kookmin Best Insurance Indonesia	KB Insurance	Not listed

	KB-Glenwood Private Equity Fund No.1	KB Investment & Securities	Not listed

	NPS-KBIC Private Equity Fund No. 1	KB Investment	Not listed
	KBIC No.3 PEF	KB Investment	Not listed
	KoFC KBIC Frontier Champ 2010-5 PEF	KB Investment	Not listed
	KoFC POSCO HANWHA KB Shared Growth No. 2. Private Equity Fund	KB Investment	Not listed
	KoFC Value-up Private Equity Fund	KB Investment	Not listed
	Korea GCC Global Cooperation PEF	KB Investment	Not listed

Note: On June 24, 2015, KB Insurance Co., Ltd. was added as a non-consolidated first-tier subsidiary. With the addition of KB Insurance Co., Ltd., its six subsidiaries, KB Claims Survey & Adjusting Co., Ltd., KB sonbo CNS, Leading Insurance Services, Inc. (US subsidiary), LIG Insurance (China) Co., Ltd. (Chinese subsidiary), PT. Kookmin Best Insurance Indonesia (Indonesian subsidiary) and LIG Investment & Securities, were added as non-consolidated second-tier subsidiaries of KB Financial Group.

1.4.	Capital Structure

1.4.1.	Common Shares

Capital Increase

(As of March 31, 2016)		(Unit: Won, shares)
Issue Date	Type	Number	Par Value	Issue Price	Remarks
September 29, 2008	Common Stock	356,351,693	5,000	48,444	Establishment of the Company
September 2, 2009	Common Stock	30,000,000	5,000	37,250	Rights offering to existing shareholders; % increase in number of common shares: 8.41865%

Number of Shares

(As of March 31, 2016)	(Unit: shares)
	Type
	Common Stock	Total
Shares Authorized for Issuance	1,000,000,000	1,000,000,000
Shares Issued (A)	386,351,693	386,351,693
Treasury Stock (B) (1)	4,094,697	4,094,697
Shares Outstanding (A-B)	382,256,996	382,256,996

(1)	On February 4, 2016, the Company entered into a trust agreement to acquire treasury shares. For more information, please refer to the Company’s report on Form 6-K furnished to the Securities and Exchange Commission on February 4, 2016. As of May 11, 2016, the Company held an aggregate of 6,900,675 shares of common stock as treasury shares, which were acquired pursuant to the trust agreement.

1.4.2.	Voting Rights

(As of March 31, 2016)
Items		Number of shares	Notes
Total number of issued shares	Common shares	386,351,693	—
	—	—	—
Shares without voting rights	Common shares	4,094,697	Treasury shares
	—	—	—
Shares for which voting rights cannot be exercised pursuant to the Articles of Incorporation	—	—	—
Shares for which voting rights are restricted under relevant laws and regulations	—	—	—
Shares with restored voting rights	—	—	—
Total shares for which voting rights may be exercised	Common shares	382,256,996	—
	—	—	—

1.5.	Dividends

Items		January 1, 2016 to March 31, 2016	January 1, 2015 to December 31, 2015	January 1, 2014 to December 31, 2014
Par value per share (Won)		5,000	5,000	5,000
(Consolidated) Net income (Won in Millions)		545,004	1,698,318	1,400,722
Earnings per share (Won)		1,415	4,396	3,626
Total cash dividends (Won in Millions)		—	378,625	301,354
Total stock dividends (Won in Millions)		—	—	—
(Consolidated) Cash dividend payout ratio (%)		—	22.3	21.5
Cash dividend yield (%)	Common Shares	—	2.9	2.0
	—	—	—	—
Stock dividend yield (%)	Common Shares	—	—	—
	—	—	—	—
Cash dividend per share (Won)	Common Shares	—	980	780
	—	—	—	—
Stock dividend per share (Shares)	Common Shares	—	—	—
	—	—	—	—

2.	Business

2.1.	Results of Operations

	(Unit: in millions of Won)
	For the three months ended March 31, 2016	For the three months ended March 31, 2015	For the year ended December 31, 2015	For the year ended December 31, 2014
Net interest income	1,506,284	1,563,917	6,203,199	6,415,775
Interest income	2,466,332	2,711,690	10,375,823	11,635,296
Interest expense	(960,048)	(1,174,773)	(4,172,624)	(5,219,521)
Net fee and commission income	368,157	382,097	1,534,983	1,382,729
Fee and commission income	719,560	717,113	2,971,095	2,666,185
Fee and commission expense	(351,403)	(335,016)	(1,436,112)	(1,283,456)
Net gains on financial assets/liabilities at fair value through profit or loss	38,229	133,134	359,727	439,198
Net other operating expenses	(71,987)	(245,454)	(715,960)	(1,040,909)
General and administrative expenses	(1,053,808)	(1,077,035)	(4,523,584)	(4,009,694)
Operating profit before provision for credit losses	786,875	729,659	2,858,365	3,187,099
Provision for credit losses	(118,968)	(193,766)	(1,037,231)	(1,227,976)
Net operating profit	667,907	535,893	1,821,134	1,959,123

* Note: Based on K-IFRS (on a consolidated basis).

2.2.	Sources and Uses of Funds

2.2.1.	Sources of Funds

								(Unit: in millions of Won, %)
		For the three months ended March 31, 2016			For the year ended December 31, 2015			For the year ended December 31, 2014
		Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)
Won Currency	Deposits	199,784,997	1.49	61.81	193,725,814	1.69	62.62	186,833,286	2.20	63.76
	Certificate of deposit	4,371,015	1.75	1.35	3,645,078	1.92	1.18	1,689,157	2.71	0.58
	Borrowings	6,111,514	1.72	1.89	5,709,025	1.88	1.85	5,456,405	2.52	1.86
	Call money	1,118,811	1.54	0.35	2,009,387	1.66	0.65	3,177,907	2.36	1.08
	Debentures	28,320,630	2.70	8.76	27,365,637	2.78	8.85	24,966,578	3.80	8.52
	Other	4,949,420	1.78	1.53	4,763,806	2.03	1.53	3,298,600	2.80	1.13

Subtotal		244,656,387	1.64	75.69	237,218,747	1.83	76.68	225,421,933	2.40	76.93

Foreign currency	Deposits	7,436,936	0.53	2.30	6,183,499	0.52	2.00	5,087,884	0.52	1.74
	Borrowings	5,958,519	0.64	1.84	6,121,121	0.46	1.98	6,071,393	0.52	2.07
	Call money	1,311,824	0.48	0.41	1,007,103	0.28	0.33	985,695	0.30	0.34
	Debentures	4,318,234	2.58	1.34	3,520,324	3.00	1.14	3,082,838	2.74	1.05
	Other	168,117	1.43	0.05	163,462	1.31	0.05	212,797	1.14	0.07

Subtotal		19,193,630	1.03	5.94	16,995,509	1.01	5.50	15,440,607	0.96	5.27

Other	Total shareholders’ equity	29,607,566	—	9.16	28,252,594	—	9.13	26,872,801	—	9.17
	Allowances	691,061	—	0.21	787,604	—	0.25	765,895	—	0.26
	Other	29,099,593	—	9.00	26,126,546	—	8.44	24,543,634	—	8.37

Subtotal		59,398,220	—	18.37	55,166,744	—	17.82	52,182,330	—	17.80

Total		323,248,237	—	100.00	309,381,000	—	100.00	293,044,870	—	100.00

Note: Based on K-IFRS (on a consolidated basis).

2.2.2.	Uses of Funds

								(Unit: in millions of Won, %)
		For the three months ended March 31, 2016			For the year ended December 31, 2015			For the year ended December 31, 2014
		Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)
Won currency	Due from banks	6,191,864	1.71	1.92	7,197,739	1.83	2.33	6,534,133	2.56	2.23
	Securities	48,577,787	3.65	15.03	45,372,914	3.22	14.67	43,889,573	3.81	14.98
	Loans	216,433,002	3.20	66.96	207,499,414	3.48	67.07	195,609,187	4.16	66.75
	Guarantee payments under payment guarantee	28,491	1.44	0.01	32,644	1.19	0.01	51,156	0.76	0.02
	Call loan	334,554	1.59	0.10	314,179	1.79	0.10	642,821	2.35	0.22
	Private placement corporate bonds	702,407	3.54	0.22	830,676	3.81	0.27	692,993	4.83	0.24
	Credit cards	12,175,797	9.01	3.77	11,904,279	9.03	3.85	11,309,156	9.86	3.86
	Other	5,381,952	5.55	1.66	7,154,906	5.15	2.31	8,231,500	5.47	2.81
	Allowance	(2,252,232)	—	(0.70)	(2,316,563)	—	(0.75)	(2,844,954)	—	(0.97)

Subtotal		287,573,622	3.56	88.97	277,990,188	3.70	89.86	264,115,565	4.39	90.14

Foreign currency	Due from banks	2,110,630	0.73	0.65	1,782,048	1.12	0.58	1,277,335	1.81	0.43
	Securities	2,717,197	3.25	0.84	1,285,058	2.06	0.42	815,219	3.17	0.28
	Loans	8,572,127	1.61	2.65	9,009,829	1.52	2.91	8,347,507	1.81	2.85
	Call loan	2,893,828	0.48	0.90	1,435,461	0.33	0.46	1,869,308	0.81	0.64
	Bills bought	2,699,946	1.24	0.84	2,728,557	1.10	0.88	2,232,263	1.30	0.76
	Allowance	(400,982)	—	(0.12)	(234,422)	—	(0.08)	(197,375)	—	(0.07)
	Other	6,226	—	—	3,143	—	—	2,470	—	—

Subtotal		18,598,972	1.56	5.76	16,009,674	1.37	5.17	14,346,727	1.70	4.89

Other	Cash	1,784,893	—	0.55	1,715,237	—	0.55	1,659,230	—	0.57
	Fixed assets held for business	3,379,214	—	1.05	3,230,133	—	1.04	3,196,710	—	1.09
	Other	11,911,536	—	3.67	10,435,768	—	3.38	9,726,638	—	3.31

Subtotal		17,075,643	—	5.27	15,381,138	—	4.97	14,582,578	—	4.97

Total		323,248,237	—	100.00	309,381,000	—	100.00	293,044,870	—	100.00

Note: Based on K-IFRS (on a consolidated basis).

2.3.	Other Information to Consider in Making an Investment Decision

2.3.1.	Capital Adequacy

KB Financial Group	(Unit: in millions of Won, %)

	As of March 31, 2016(1)	As of December 31, 2015	As of December 31, 2014
Total Capital (A)	29,080,026	29,140,025	28,347,675
Risk-weighted assets (B)	190,279,885	188,212,825	182,485,957
BIS ratio (A/B)	15.28	15.48	15.53

* Note: Calculated in accordance with Basel III

(1)	Preliminary figures

Kookmin Bank	(Unit: in billions of Won, %)

	As of March 31, 2016	As of December 31, 2015	As of December 31, 2014
Total Capital (A)	23,633	23,686	23,422
Risk-weighted assets (B)	149,458	147,973	146,690
BIS ratio (A/B)	15.81	16.01	15.97

* Note: Calculated in accordance with Basel III

2.3.2.	Credit ratings

Date of Rating	Evaluated Securities	Credit Rating	Company (Ratings Range)	Evaluation

11/25/2015 11/25/2015 11/25/2015	Debentures Debentures Debentures	AAA AAA AAA	Korea Ratings (AAA ~ D) KIS Ratings (AAA ~ D) NICE Investors Service(2) (AAA ~ D)	Stable Stable Stable

11/18/2015	Commercial Paper(1)	A1	Korea Ratings (A1 ~ D) KIS Ratings (A1 ~ D) NICE Investors Service(2) (A1 ~ D)	—

(1)	Redeemed in full as of March 31, 2016
(2)	Formerly NICE Ratings.

2.3.3.	Early Retirement Program

To enhance productivity by improving its labor structure, Kookmin Bank implemented a voluntary early retirement program following negotiations with its labor union.

Date of retirement	Number of retired persons
January 14, 2016	171

2.3.4.	Purchase of land for new headquarters

In March 2016, Kookmin Bank entered into a land purchase agreement to purchase a site of approximately 4,727 square meters located in Yeoido, Seoul for its new headquarters. Kookmin Bank plans to construct its new headquarters (floor space of approximately 56,000 square meters) by 2020. By centralizing its headquarters functions, Kookmin Bank seeks to reduce rental costs and other intangible losses while achieving synergy among business units located in close proximity.

3.	Financial Information

3.1.	Consolidated Condensed Financial Information

3.1.1.	Consolidated Statements of Financial Position

	(Unit: in millions of Won)

	As of March 31, 2016	As of December 31, 2015	As of December 31, 2014
Cash and due from financial institutions	18,809,120	16,316,066	15,423,847
Financial assets at fair value through profit or loss	11,619,343	11,174,064	10,757,910
Derivative financial assets	2,464,178	2,278,112	1,968,190
Loans	248,344,512	245,005,370	231,449,653
Financial investments	37,955,901	39,136,759	34,960,620
Investments in associates	1,784,294	1,737,840	670,332
Property and equipment	3,273,086	3,287,383	3,082,985
Investment property	211,180	211,815	377,544
Intangible assets	468,740	466,828	488,922
Current income tax assets	13,963	18,525	306,313
Deferred income tax assets	8,253	8,373	15,562
Assets held for sale	55,027	48,628	70,357
Other assets	10,943,968	9,375,704	8,783,473

Total assets	335,951,565	329,065,467	308,355,708

Financial liabilities at fair value through profit or loss	3,642,964	2,974,604	1,818,968
Derivative financial liabilities	2,528,612	2,325,756	1,797,390
Deposits	227,032,948	224,268,185	211,549,121
Debts	14,626,805	16,240,743	15,864,500
Debentures	31,885,557	32,600,603	29,200,706
Provisions	649,831	607,860	614,347
Net defined benefit liabilities	120,878	73,197	75,684
Current income tax liabilities	240,293	30,920	231,907
Deferred income tax liabilities	121,714	179,243	93,211
Other liabilities	25,984,030	20,861,634	19,597,202

Total liabilities	306,833,632	300,162,745	280,843,036

Equity attributable to shareholders of the Company	28,891,668	28,680,621	27,315,092
Share capital	1,931,758	1,931,758	1,931,758
Capital surplus	15,854,510	15,854,510	15,854,510
Accumulated other comprehensive income	602,453	430,244	461,679
Retained earnings	10,630,488	10,464,109	9,067,145
Treasury shares	(127,541)	—	—
Non-controlling interests	226,265	222,101	197,580

Total equity	29,117,933	28,902,722	27,512,672

Total liabilities and equity	335,951,565	329,065,467	308,355,708

Number of consolidated companies	85	83	112

3.1.2.	Consolidated Statements of Comprehensive Income

	(Unit: in millions of Won, except per share amounts)

	For the three months ended March 31, 2016	For the three months ended March 31, 2015	For the year ended December 31, 2015	For the year ended December 31, 2014
Net interest income	1,506,284	1,536,917	6,203,199	6,415,775
Net fee and commission income	368,157	382,097	1,534,983	1,382,729
Net gains on financial assets/liabilities at fair value through profit or loss	38,229	133,134	359,727	439,198
Net other operating expenses	(71,987)	(245,454)	(715,960)	(1,040,909)
General and administrative expenses	(1,053,808)	(1,077,035)	(4,523,584)	(4,009,694)
Operating profit before provision for credit losses	786,875	729,659	2,858,365	3,187,099
Provision for credit losses	(118,968)	(193,766)	(1,037,231)	(1,227,976)
Net operating profit	667,907	535,893	1,821,134	1,959,123
Net non-operating profit (loss)	51,900	205,826	343,561	(57,698)
Profit before income tax	719,807	741,719	2,164,695	1,901,425
Income tax expense	(165,573)	(128,564)	(437,389)	(486,314)
Profit for the period	554,234	613,155	1,727,306	1,415,111
Other comprehensive income (loss) for the year, net of tax	172,299	110,256	(31,262)	123,863
Total comprehensive income for the year	726,533	723,411	1,696,044	1,538,974
Profit attributable to:	554,234	613,155	1,727,306	1,415,111
Shareholders of the parent company	545,004	604,965	1,698,318	1,400,722
Non-controlling interests	9,230	8,190	28,988	14,389
Total comprehensive income for the year attributable to:	726,533	723,411	1,696,044	1,538,974
Shareholders of the parent company	717,213	715,391	1,666,883	1,526,089
Non-controlling interests	9,320	8,020	29,161	12,885
Earnings per share
Basic earnings per share (Won)	1,415	1,566	4,396	3,626
Diluted earnings per share (Won)	1,409	1,560	4,376	3,611

3.2.	Separate Condensed Financial Information

3.2.1.	Separate Statements of Financial Position

	(Unit: in millions of Won)

	As of March 31, 2016	As of December 31, 2015	As of December 31, 2014
Cash and due from financial institutions	780,383	324,947	30,739
Financial assets at fair value through profit or loss	150,793	99,118	—
Loans	—	—	10,000
Investments in subsidiaries	18,557,566	18,557,566	18,557,566
Investments in associate	883,065	883,065	—
Property and equipment	535	578	514
Intangible assets	8,384	8,428	8,684
Deferred income tax assets	3,422	4,515	4,089
Other assets	368,872	137,954	598,929

Total assets	20,753,020	20,016,171	19,210,521

Debentures	1,647,339	1,647,117	628,837
Net defined benefit liabilities	1,164	591	803
Current income tax liabilities	225,821	17,178	222,639
Other liabilities	481,334	123,281	71,568

Total liabilities	2,355,658	1,788,167	923,847

Share capital	1,931,758	1,931,758	1,931,758
Capital surplus	13,513,809	13,513,809	13,513,809
Accumulated other comprehensive loss	(5,013)	(4,979)	(4,238)
Retained earnings	3,084,349	2,787,416	2,845,345

	(127,541)	—	—

Total equity	18,397,362	18,228,004	18,286,674

Total liabilities and equity	20,753,020	20,016,171	19,210,521

Evaluation method for investment securities in subsidiaries, affiliates and joint ventures	Cost-method	Cost-method	Cost-method

3.2.2.	Separate Statements of Comprehensive Income

	(Unit: in millions of Won, except per share amounts)

	For the three months ended March 31, 2016	For the three months ended March 31, 2015	For the year ended December 31, 2015	For the year ended December 31, 2014
Net interest expense	(9,846)	(4,968)	(25,744)	(16,758)
Net fee and commission expense	(799)	(963)	(8,228)	(6,658)
Net gains on financial assets at fair value through profit or loss	2,894	34	1,658	—
Net other operating income	694,908	315,527	315,527	493,782
General and administrative expenses	(10,230)	(10,584)	(39,916)	(36,342)
Operating profit before provision for credit losses	676,927	299,046	243,297	434,024
Provision for credit losses	—	—	—	—
Net operating profit	676,927	299,046	243,297	434,024
Net non-operating expenses	(264)	(194)	(62)	(473)
Profit before income tax	676,663	298,852	243,235	433,551
Income tax benefit (expense)	(1,105)	(898)	190	(600)
Profit for the period	675,558	297,954	243,425	432,951
Other comprehensive income (loss) for the year, net of tax	(34)	(24)	(741)	(1,523)
Total comprehensive income for the year	675,524	297,930	242,684	431,428
Earnings per share
Basic earnings per share (Won)	1,754	771	630	1,121
Diluted earnings per share (Won)	1,746	768	627	1,116

3.3.	Other Selected Financial Data

3.3.1.	Won-denominated Liquidity Ratio

	(Unit: in billions of Won, %)

Category	As of March 31, 2016	As of December 31, 2015	As of December 31, 2014
Current assets in Won (A)	618.1	325.1	30.8
Current liabilities in Won (B)	384.3	4.6	2.2
Current ratio (A/B)	160.84%	7,122.10%	1,417.54%

Notes:

•	Based on K-IFRS (on a separate basis).

•	Calculated based on Won-denominated assets and liabilities due within one month.

3.3.2.	Selected ratios

			(Unit: %)

Category	For the three months ended March 31, 2016(1)	For the year ended December 31, 2015	For the year ended December 31, 2014
Net income as a percentage of average total assets (ROA)	0.67	0.54	0.47
Net income as a percentage of average shareholders’ equity (ROE)	7.57	6.06	5.26

Note: Based on K-IFRS (on a consolidated basis).

(1)	Annualized basis

3.3.3.	20 Largest Exposures of Kookmin Bank by Borrower

(As of March 31, 2016)

Company	Credit extended
(Unit: in billions of Won)
Samsung Electronics Co., Ltd.	1,128
Kia Motors Corp.	721
LG Electronics Inc.	662
Hyundai Steel Co., Ltd.	624
Daewoo Shipbuilding & Marine Engineering Co., Ltd.	576
Samsung Display Co., Ltd.	568
Korea Securities Finance Corp.	562
GS Caltex Corporation	525
Samsung Heavy Industries Co., Ltd.	520
Bank of Communications Co., Ltd.	506
Hyundai Motor Company	499
Landesbank Baden-Württemberg	496
Hyundai Heavy Industries Co., Ltd.	462
KT Corporation	459
Hyundai Capital Services, Inc.	450
Posco Daewoo Corporation	425
Shinsegae Inc.	386
CJ CheilJedang Corporation	380
Hanwha Corporation	368
Hankook Tire Co., Ltd.	363

Total	10,680

3.3.4.	10 Largest Exposures of Kookmin Bank by Chaebol Group

(As of March 31, 2016)

Group	Credit extended
(Unit: in billions of Won)
Hyundai Motor	3,925
Samsung	3,583
SK	1,672
Hanwha	1,449
LG	1,448
POSCO	1,008
GS	1,003
Lotte	822
Hyundai Heavy Industries	805
Shinsegae	741

Total	16,456

3.3.5.	Kookmin Bank’s Loan Concentration by Industry

	(As of March 31, 2016)

Industry	Total Credit	Percentage of Total Credit
	(Unit: in billions of Won, %)
Manufacturing	38,491	35.4
Real estate	21,253	19.6
Retail and wholesale	15,450	14.2
Hotel, lodging and food service	6,984	6.4
Construction	4,137	3.8
Financial institutions	1,821	1.7
Other	20,551	18.9

Total	108,687	100.00

3.3.6.	Top 20 Non-Performing Loans of Kookmin Bank

		(As of March 31, 2016)

	Industry	Total Credit	Allowance for Loan Losses
		(Unit: in billions of Won)
Borrower A	Construction	98	84
Borrower B	Shipbuilding	83	38
Borrower C	Construction	70	69
Borrower D	Shipping	59	52
Borrower E	Manufacturing	56	56
Borrower F	Shipping	56	20
Borrower G	Real estate and leasing	50	6
Borrower H	Construction	41	41
Borrower I	Construction	40	39
Borrower J	Manufacturing	33	20
Borrower K	Manufacturing	31	31
Borrower L	Manufacturing	30	28
Borrower M	Shipping	22	19
Borrower N	Shipping	21	18
Borrower O	Manufacturing	21	21
Borrower P	Arts, sports and recreation related services	18	18
Borrower Q	Manufacturing	15	17
Borrower R	Manufacturing	15	5
Borrower S	Shipping	15	15
Borrower T	Manufacturing	15	1

Total		789	598

3.4.	Other Financial Information

See Exhibits 99.1 and 99.2 attached hereto for our consolidated and separate financial statements and relevant notes, which have been prepared in accordance with K-IFRS and reviewed by our independent auditors as stated in their review reports. The review reports will also be available on our website at www.kbfg.com.

4.	Independent Public Accountants

4.1.	Audit / Review Services

Period	Auditor	Activity	Compensation(1) (in millions of Won)		Accrued Time (hours)

January 1 to March 31, 2016	Samil PricewaterhouseCoopers	Quarterly / first half and annual review & audit, review of internal accounting management system (including audit of internal control over financial reporting)	760 (on annualized basis	)	1,660
January 1 to December 31, 2015	Samil PricewaterhouseCoopers	Quarterly / first half and annual review & audit, review of internal accounting management system (including audit of internal control over financial reporting)	760		9,947
January 1 to December 31, 2014	Samil PricewaterhouseCoopers	Quarterly / first half and annual review & audit, review of internal accounting management system (including audit of internal control over financial reporting)	732		9,869

(1)	Excluding value-added taxes.

4.2. Public Company Accounting Oversight Board (“PCAOB”) Audit Services

Period	Auditor	Activity	Service Period	Compensation(1)
				(in millions of Won)
January 1 to March 31, 2016	Samil PricewaterhouseCoopers	PCAOB audit of consolidated financial statements and internal control over financial reporting	May 1, 2016 to April 30, 2017	459
January 1 to December 31, 2015	Samil PricewaterhouseCoopers	PCAOB audit of consolidated financial statements and internal control over financial reporting	May 1, 2015 to April 30, 2016	459
January 1 to December 31, 2014	Samil PricewaterhouseCoopers	PCAOB audit of consolidated financial statements and internal control over financial reporting	May 1, 2014 to April 30, 2015	487

(1)	Excluding value-added taxes.

5.	Corporate Governance and Affiliated Companies

5.1.	Board of Directors & Committees under the Board

As of March 31, 2016, our board of directors consisted of one executive director, one non-standing director and six non-executive directors. As of the date of this business report, Mr. Young Hwi Choi, a non-executive director, is the chair of our board of directors. The following committees currently serve under our board of directors:

•	Audit Committee;

•	Risk Management Committee;

•	Evaluation & Compensation Committee;

•	Non-Executive Director Nominating Committee;

•	Corporate Governance Committee; and

•	Audit Committee Member Nominating Committee.

For the list of our directors, see 6. Directors, Senior Management and Employees — 6.1. Executive Directors, — 6.2. Non-standing Directors and — 6.3. Non-executive Directors below.

5.2.	Audit Committee

The audit committee oversees our financial reporting and approves the appointment of our independent auditors and internal compliance officers. The committee also reviews our financial information, auditor’s examinations, key financial statement issues, the plans and evaluation of internal controls and the administration of our financial affairs by the board of directors. In connection with the general meetings of shareholders, the committee examines the agenda for, and financial statements and other reports to be submitted by, the board of directors to each general meeting of shareholders. The committee holds regular meetings every quarter and on an as-needed basis.

5.3.	Compensation to Directors

5.3.1.	Total Amount Approved at the Meeting of Shareholders

(Unit: in millions of Won)

	Total number of persons(1)	Total amount approved at shareholders’ meeting(2)(3)	Notes
Registered Directors (including non-executive directors and audit committee members)	8(6)	2,500	—

(1)	Represent the total number of applicable persons as of March 31, 2016.
(2)	Represents the aggregate amount for all directors (including non-executive directors). Excludes compensation in the form of long-term incentive performance share grants.
(3)	The compensation to directors, which amount shall not exceed the total amount approved at the meeting of shareholders, is determined by the board of directors.

5.3.2. Total Amount Paid as of March 31, 2016

(Unit: in millions of Won)

	Total number of persons(1)	Total payment (2)(4)(5)(6)(7)	Average payment per person(3)	Notes
Registered Directors (excluding non-executive directors)	2	275	137	—
Non-executive Directors (excluding audit committee members)	3	45	15	—
Audit committee members or internal auditor	3	62	16	—
Total	8	381	43	—

Note: On a separate basis.

(1)	Represents the total number of applicable persons as of March 31, 2016.
(2)	Represents the total amount paid (rounded to the nearest million) for the three months ended March 31, 2016 (includes the amount paid to Mr. Woon Youl Choi, a former non-executive director, who resigned on March 25, 2016).
(3)	Represents (i) the total amount paid (rounded to the nearest million) for the three months ended March 31, 2016, divided by (ii) the number of applicable persons for the applicable reporting period.
(4)	Payment subject to the Company’s internal policies on compensation to directors.
(5)	Includes performance based short-term incentive payment of Won 182 million, which was based on performance in 2015 and paid in the first quarter of 2016.
(6)	In addition to the total payments as presented in the above table, we recorded Won 39 million in our income statement for the three months ended March 31, 2016 with respect to performance-based stock grants, the payment and amount of which are determined in accordance with the performance of the grantees.

(i)	Stock grants were measured at fair value using the Monte Carlo Simulation Model and the following assumptions were used in fair value measurements:

(Unit: in Won)

Series	Expected exercise period (Years)	Risk free rate (%)	Fair value (Market performance condition)	Fair value (Non-market performance condition)
Series 12	1.64~4.64	1.47	29,100	31,039~31,616

(ii)	Expected volatility is based on the historical volatility of the stock price over the most recent period that is generally commensurate with the expected term of the grant. The current stock price as of March 31, 2016 was used as the underlying asset price in estimating fair value. In addition, the average three-year historical dividend rate was used as the expected dividend rate in measuring fair value.

(7)	If the amount paid by Kookmin Bank to our registered directors who held concurrent positions at Kookmin Bank is taken into account, the total amount paid (rounded to the nearest million) to our registered directors for the three months ended March 31, 2016 is Won 512 million. Such amount includes performance based short-term incentive payments of Won 341 million (Won 182 million by KB Financial Group and Won 159 million by Kookmin Bank), which were based on performance in 2015 and paid in the first quarter of 2016. Such amount does not include Won 72 million that was recognized (Won 39 million by KB Financial Group and Won 33 million by Kookmin Bank) with respect to performance based stock grant for the three months ended March 31, 2016.

5.4.	Affiliated Companies

5.4.1.	List of Affiliated Companies

Affiliated companies of KB Financial Group that are first-tier subsidiaries and KB Financial Group’s ownership of such companies as of March 31, 2016 are as follows.

•	Kookmin Bank (100.00%)

•	KB Insurance Co., Ltd. (33.29%)

•	KB Kookmin Card Co., Ltd. (100.00%)

•	KB Investment & Securities Co., Ltd. (100.00%)

•	KB Life Insurance Co., Ltd. (100.00%)

•	KB Asset Management Co., Ltd. (100.00%)

•	KB Capital Co., Ltd. (52.02%)

•	KB Savings Bank Co., Ltd. (100.00%)

•	KB Real Estate Trust Co., Ltd. (100.00%)

•	KB Investment Co., Ltd. (100.00%)

•	KB Credit Information Co., Ltd. (100.00%)

•	KB Data Systems Co., Ltd. (100.00%)

6.	Directors, Senior Management and Employees

6.1.	Executive Directors

As of March 31, 2016, we had one executive director. The name and position of our executive director and the number of shares of KB Financial Group’s common stock he owned as of March 31, 2016 are set forth below.

Name	Date of Birth	Position	Common Shares Owned
Jong Kyoo Yoon	October 1955	Chairman & Chief Executive Officer	10,000

6.2.	Non-standing Directors

As of March 31, 2016, we had one non-standing director. The name and position of our non-standing director and the number of shares of KB Financial Group’s common stock he owned as of March 31, 2016 are set forth below.

Name	Date of Birth	Position	Common Shares Owned
Hong Lee	April 1958	Non-standing Director	459

6.3.	Non-executive Directors

Our non-executive directors and the number of shares of KB Financial Group’s common stock they respectively owned as of March 31, 2016 are as follows.

Name	Date of Birth	Position	Common Shares Owned
Young Hwi Choi	October 1945	Non-executive Director	—
Suk Ryul Yoo	April 1950	Non-executive Director	—
Michael Byungnam Lee	September 1954	Non-executive Director	1,020
Jae Ha Park	November 1957	Non-executive Director	—
Eunice Kyonghee Kim	March 1959	Non-executive Director	—
Jongsoo Han	October 1960	Non-executive Director	—

6.4.	Senior Management

In addition to our executive director who is also our executive officer, we currently have the following twelve executive officers as of March 31, 2016.

Name	Date of Birth	Position	Common Shares Owned
Ok Chan Kim	July 1956	President & Chief Operating Officer	4,674
Ki Heon Kim	October 1955	Deputy President; IT Planning Department	—
Jungsoo Huh	August 1960	Senior Managing Director; Financial Planning Department, Insurance Unit and Investor Relations Department	579
Dong Cheol Lee	October 1961	Senior Managing Director; Strategic Planning Department and Synergy Management Department	—
Young-Tae Park	December 1961	Senior Managing Director; Information Security Department and Data Analytics Department	450
Jae Hong Park	April 1967	Senior Managing Director; Global Business Department	—
Kyung Yup Cho	September 1961	Senior Managing Director; KB Research	800
Ki Hwan Kim	March 1963	Managing Director; Risk Management Department and Model Validation Unit	321
Hong Seob Shin	September 1962	Managing Director; Public Relations Department and Design Unit	580
Pil Kyu Im	March 1964	Managing Director and Chief Compliance Officer	445
Young Hyuk Jo	April 1963	Managing Director and enforcement officer of the Internal Audit; Audit Department	1
Dae Myeong Kang	September 1963	Managing Director; Future Finance Department	455

As of March 31, 2016, following management also serves as senior management at our subsidiaries.

Name	Subsidiary	Position	Appointment date
Jong Kyoo Yoon	Kookmin Bank	President and Chief Executive Officer	November 2014
Ki Heon Kim	Kookmin Bank	Senior Executive Vice President; Head of IT Group	January 2015
Jae Hong Park	Kookmin Bank	Senior Managing Director; Head of Global Business	January 2016
Ki Hwan Kim	Kookmin Bank	Managing Director; Head of Risk Management Group	January 2016
Hong Seob Shin	Kookmin Bank	Managing Director; Head of Consumer Brand Strategy Group	January 2016
Dae Myeong Kang	Kookmin Bank	Managing Director; Acting Head of Future Channel Group	January 2016
Dong Cheol Lee	Kookmin Card	Non-standing director	January 2016
Hong Lee	Kookmin Bank	Senior Executive Vice President, Head of Strategy & Finance Planning Group	January 2016
Jungsoo Huh	KB Insurance	Non-standing director	March 2016
Young-Tae Park	KB Capital	Non-standing director	March 2016

6.5.	Employees

The following table shows the breakdown of our employees as of March 31, 2016.

(Unit: in millions of Won)
	Number of Employees	Average Tenure of Employees (months)	Total Payment	Average Payment per Person (1)
Total	155	28 months	4,834	31

(1)	Represents (i) the total amount paid for the three months ended March 31, 2016 divided by (ii) the total number of employees as of March 31, 2016.

7.	Major Shareholders and Related Party Transactions

7.1.	Major Shareholders

The following table presents information regarding holders of 5% or more of our total issued shares as of March 31, 2016.

(Unit: shares, %)
Name	Number of Shares of Common Stock	Percentage of Total Issued Shares(1)
Korean National Pension Service	35,534,667	9.20
JP Morgan Chase Bank, N.A.(2)	31,167,755	8.07

(1)	Calculated based on 386,351,693 shares of our common stock issued and outstanding as of December 31, 2015.
(2)	Depositary under the Company’s ADR program.

7.2.	Changes in the Largest Shareholder

(As of March 31, 2016)			(Unit: shares, %)

Name of Largest Shareholder	Date of Change in Largest Shareholder/ Date of Change in Ownership Level	Number of Shares of Common Stock	Percentage of Total Issued Shares(1)
Korean National Pension Service	September 30, 2008	17,910,781	5.03
ING Bank N.V.	October 20, 2008	18,045,337	5.06
Korean National Pension Service	October 31, 2008	21,675,810	6.08
Korean National Pension Service	December 31, 2008	23,284,404	6.53
Korean National Pension Service	February 4, 2009	23,271,087	6.53
Korean National Pension Service	March 27, 2009	22,548,541	6.33
Korean National Pension Service	May 29, 2009	19,653,362	5.52
Korean National Pension Service	July 27, 2009	19,673,220	5.52
Korean National Pension Service	September 2, 2009	21,199,372	5.49
Korean National Pension Service	December 7, 2009	20,321,051	5.26
Korean National Pension Service	December 31, 2009	20,046,217	5.19
ING Bank N.V.	January 22, 2010	19,401,044	5.02
Korean National Pension Service	July 8, 2011	23,650,699	6.12
Korean National Pension Service	December 31, 2011	26,510,171	6.86
Korean National Pension Service	March 14, 2012	27,894,880	7.22
Korean National Pension Service	August 1, 2012	31,817,770	8.24
Korean National Pension Service	December 31, 2012	33,158,257	8.58
Korean National Pension Service	June 12, 2013	34,479,641	8.92
Korean National Pension Service	July 23, 2013	35,699,841	9.24
Korean National Pension Service	December 31, 2013	38,476,974	9.96
Korean National Pension Service	October 14, 2014	36,750,987	9.51
Korean National Pension Service	December 31, 2014	36,383,211	9.42
Korean National Pension Service	December 31, 2015	35,534,667	9.20

Note: The date of change in largest shareholder / change in ownership level is the date as indicated on the public filing disclosing relevant changes in shareholdings in the Company.

(1)	Based on 386,351,693 total issued shares of common stock for dates on or after September 2, 2009, and 356,351,693 total issued shares of common stock for dates on or prior to July 27, 2009.

7.3.	Employee Stock Ownership Association

(As of March 31, 2016)		(Unit: shares)

Company Name	Number of shares	Type of shares
KB Financial Group Inc.	14,368	Common Stock
Kookmin Bank	1,902,363	Common Stock
KB Insurance Co., Ltd.	—	—
KB Kookmin Card Co., Ltd.	91,388	Common Stock
KB Investment & Securities Co., Ltd.	11,081	Common Stock
KB Life Insurance Co., Ltd.	11,583	Common Stock
KB Asset Management Co., Ltd.	4,287	Common Stock
KB Capital Co., Ltd.	—	—
KB Savings Bank Co., Ltd.	752	Common Stock
KB Real Estate Trust Co., Ltd.	7,925	Common Stock
KB Investment Co., Ltd.	1,786	Common Stock
KB Credit Information Co., Ltd.	6,700	Common Stock
KB Data Systems Co., Ltd.	9,947	Common Stock

Total	2,062,180	Common Stock

7.4.	Investments in Certain Affiliated Companies

(As of March 31, 2016)				(Units: shares, millions of Won, %)

Name	Ending Balance			Total Assets as of the latest fiscal year(1)	Net Income (loss) for the latest fiscal year(1)
	Number of shares	Shareholding percentage	Book value
Kookmin Bank	404,379,116	100	14,821,721	285,525,185	1,055,713

KB Insurance Co., Ltd.	19,972,759	33.29	883,065	26,503,642	173,736

KB Kookmin Card Co., Ltd.	92,000,000	100	1,953,175	16,123,021	354,614
KB Investment & Securities Co., Ltd.	31,588,314	100	507,212	6,034,407	47,097
KB Life Insurance Co., Ltd.	91,200,000	100	485,314	8,515,984	12,499
KB Asset Management Co., Ltd.	7,667,550	100	96,312	223,470	24,581

KB Capital Co., Ltd.	11,180,630	52.02	279,870	5,587,682	63,087

KB Savings Bank Co., Ltd.	8,001,912	100	157,544	847,639	14,424
KB Real Estate Trust Co., Ltd.	16,000,000	100	121,553	223,821	20,289

KB Investment Co., Ltd.	8,951,797	100	104,910	143,259	4,939

KB Credit Information Co., Ltd.	1,252,400	100	23,621	30,142	-336
KB Data Systems Co., Ltd.	800,000	100	6,334	28,388	-140

Total	—	—	19,440,631	349,786,640	1,770,503

(1)	Based on K-IFRS (on a separate basis)

7.5.	Related Party Transactions

7.5.1. Purchase of capital securities issued by KB Capital Co., Ltd.

	(Unit: billions of Won)

Issuer	Relationship	Type	Issue Price	Issue Date	Interest Rate	Maturity Date	Use of Proceeds

KB Capital Co., Ltd.	Subsidiary	No. 299 Private Placement of Capital Securities in Won	50	March 27, 2015	5.011%	March 27, 2045 (may be extended)	Working capital

	(Unit: billions of Won)

Issuer	Relationship	Type	Issue Price	Issue Date	Interest Rate	Maturity Date	Use of Proceeds

KB Capital Co., Ltd.	Subsidiary	No. 320 Private Placement of Capital Securities in Won	50	September 24, 2015	4.606%	September 24, 2045 (may be extended)	Working capital

	(Unit: billions of Won)

Issuer	Relationship	Type	Issue Price	Issue Date	Interest Rate	Maturity Date	Use of Proceeds

KB Capital Co., Ltd.	Subsidiary	No. 323 Private Placement of Capital Securities in Won	50	March 29, 2016	4.396%	March 29, 2046 (may be extended)	Working capital

7.5.2. Prepayments and Loans to Subsidiaries

	(Unit: billions of Won)

Name	Relationship	Account	Loan Amount	Current Balance	Interest Rate	Maturity

KB Investment Co., Ltd.	Subsidiary	Loans	20	0	CD 3M + 94 bps	Repaid on February 23, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: May 13, 2016	By: /s/ Jungsoo Huh

(Signature)

	Name:	Jungsoo Huh
	Title:	Senior Managing Director